UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

VESTCOM INTERNATIONAL, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

924904 10 5
(CUSIP Number)

December 31, 2000
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ]Rule 13d-1(b)
            [   ]Rule 13d-1(c)
            [ x  ]Rule 13d-1(d)

CUSIP No.924904 10 5

           1.Names of Reporting Persons: Gary J  Marcello

            2. Check the Appropriate Box if a Member of a Group
            (a)
            (b)

            3.SEC Use Only

            4.Citizenship: United States

    Number of Shares Beneficially Owned by Each Reporting Person With:

            5.Sole Voting Power: 341,338

            6.Shared Voting Power: 534,552

            7.Sole Dispositive Power: 341,338

            8.Shared Dispositive Power: 534,552

            9.Aggregate Amt. Beneficially Owned: 875,890

            10.Aggregate Amnt.Row(11)Exclude Certain Shares.

            11.Percent Class Represented by Amount in Row (11): 9.7%

            12.Type of Reporting Person (See Instructions):IN

            Item 1(a)Name of Issuer: Vestcom International, Inc.

            Item 1(b)Address of Issuer's Principal Executive Offices
                     5 Henderson Drive, West Caldwell, NJ 07006

            Item 2(a)Name of Person Filing: Gary J. Marcello

            Item 2(b)Address of Principal Business Office
                     1 Spruce Street, Dover, NJ 07801

		Item 2(c)Citizenship: United States

            Item 2(d)Title of Class of Securities:  Common Stock
		Item 2(e)CUSIP Number:  924904 10 5

            Item 3.If this statement is filed pursuant to 240.13d-1(b) or
                   240.13d-2(b) or (c), check:

            (a)[   ]Broker or dealer registered under section 15 of the Act (15
            	U.S.C. 78o).

            (b)[   ]Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
            	78c).

            (c)[   ]Insurance company as defined in section 3(a)(19) of the Act
            	(15 U.S.C. 78c).

            (d)[   ]Investment company registered under section 8 of the
            	Investment Company Act of 1940 (15 U.S.C 80a-8).

            (e)[   ]An investment adviser in accordance with
           		 240.13d-1(b)(1)(ii)(E);

            (f)[   ]An employee benefit plan or endowment fund in accordance
            	with 240.13d-1(b)(1)(ii)(F);

            (g)[   ]A parent holding company or control person in accordance
            	with 240.13d-1(b)(1)(ii)(G);

            (h)[   ]A savings associations as defined in Section 3(b) of the
            	Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i)[   ]A church plan that is excluded.

            (j)[   ]Group, in accordance with 240.13d-1(b)(1)(ii)(J).

            Item 4.Ownership.   Provide the following about in Item 1.

            (a)Amount beneficially owned: __875,890

            (b)Percent of class: 9.7%

            (c)Number of shares as to which the person has:

            (i)Sole power to vote or to direct the vote _341,338

            (ii)Shared power to vote or to direct vote:_534,552

            (iii)Sole power to dispose or to direct the disposition: 341,338

            (iv)Shared power to dispose or to direct the disposition: 534,552

            Item 5.Ownership of Five Percent or Less of a Class: n/a

            Item 6.Own More than 5 percent on Behalf of Another Person. N/a

            Item 7.ID and Class of Subsid: n/a

            Item 8.Identification and Classification of Group Members:	n/a

            Item 9.Notice of Dissolution of Group: n/a

            Item 10.Certification:   n/a

		SIGNATURE

After reasonable inquiry and to the best of my

knowledge and belief, I certify that the

information set forth in this statement is true,

complete and correct.

Date: February 8, 2001

Signature: Gary J. Marcello